Exhibit (a)(9)
Screenshot of Election Amendment Review
APOLLO GROUP INC, EMAIL stockoptions@apol!ogrp.edu — Election Amendment Review You have made the following elections with respect to your Eligible Options: Fair Market Value of Apollo Number of Group Class Total Option Shares A Common Exercise Number of Eligible for Stock on Amend Entire Original Option Price Pet Exercisable Tender Offer Revised Revised Eligible Grant Date Number Share Shares Amendment Grant Date Grant Date Portion? Sep 21, 2001 001856 $23.33 1,000 500 Dec 31,200 8130.01 —— —— —— — Jan 02, 2002 004571 $29.32 500 100 Jan 23,2002 $29.41 Aug 06, 2004 009568 $71.25 250 10 Sep 23,2004 $72.48
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